NEWS RELEASE

Crosshair Joins the “AGORACOM 100” and Launches Online IR and Marketing Program

Dated: February 23, 2010	(NYSE Amex: CXZ) ( TSX:CXX)

Crosshair Exploration & Mining Corp. (NYSE Amex:  CXZ) (TSX: CXX) ("Crosshair")  is pleased to announce it has retained the services of AGORACOM Investor Relations ("AGORACOM") (http://www.agoracom.com) to provide online investor relations services, a Web 2.0 social network for current shareholders and Tier-1 awareness through the world’s biggest websites for the purpose of attracting new shareholders.

ONLINE INVESTOR RELATIONS MAXIMIZES SPEED, TRANSPARENCY AND ACCESS TO COMPANY

In response to overwhelming data representing the online research and communications habits of small-cap investors, Crosshair has turned the primary focus of its investor relations to the web via the AGORACOM system to facilitate faster, better and more accessible communications with both current and prospective shareholders around the world.

Effective immediately, a customized and monitored Crosshair IR HUB will be available on AGORACOM at (http://agoracom.com/ir/Crosshair). The IR HUB will allow Crosshair to communicate with all investors simultaneously, anytime and in near real-time.  This HUB will provide Crosshair management with the ability to extend communications beyond text via audio messages, video presentations, webcasts and podcasts.  In addition to traditional e-mail, investors will also have the ability to receive all communications via RSS feed.

The Crosshair IR HUB propels the Company into the forefront of Web 2.0 community building by providing investors with two very important functions. First, a monitored discussion forum for the purposes of constructive and high-quality discussion amongst investors that is free of spam, profanity and misinformation.  Second, a social network that provides investors with the ability to create extensive profiles that include photos, bios, video messages to fellow investors, a rating system and other important items to create a closer bond between our shareholders.

THE “AGORACOM 100”

On January 19th 2010, AGORACOM launched a Canadian TV, web and search engine marketing campaign to drive small-cap investors to the “AGORACOM 100”, an elite and exclusive group of great Canadian small-cap companies in which Crosshair will be included.  This marketing campaign will target main stream media including daily spots on BNN, CNBC TV, Bloomberg TV, Globe & Mail’s GlobeInvestor.com, Google, Yahoo!, MSN, AOL, Facebook, AGORACOM and an array of other Tier 1 properties.

TIER-1 EXPOSURE AND AWARENESS

As an exclusive provider of “Small-Cap Centres – Powered by AGORACOM” to Globe Investor, Yahoo Finance Canada, AOL Finance Canada and every Blackberry device on the planet, AGORACOM will provide Tier-1 financial coverage of all newsworthy Crosshair press releases for the purposes of attracting new and prospective shareholders.

For all future Crosshair investor relations needs, investors are asked to visit our IR Hub at http://agoracom.com/ir/Crosshair where they can post questions and receive answers within the same day, or simply review questions and answers posted by other investors.

The terms of the agreement are as follows: Duration - 12 months. Monthly Cash Compensation - CDN $3,000 plus GST.  Stock Options - 225,000 shares at $CDN 0.21 per share on February 3, 2010 and 125.000 shares on August 3, 2010 at the closing price on the TSX on July 30, 2010.  This agreement has been negotiated entirely at arm's length. AGORACOM is located in Toronto, Ontario.

About AGORACOM

AGORACOM Investor Relations (http://www.AgoracomIR.com) is North America's largest online investor relations firm for small-cap companies.  We have partnered with the world’s biggest internet companies, including Yahoo, Globe Investor, AOL, Google and Blackberry to market our clients to a massive audience of new small-cap investors.  We have served over 300 companies since 1997.

AGORACOM Investor Relations has displaced the telephone and e-mail as primary IR communications devices.  Our IR HUB delivers two-way investor relations in near real-time that is 24/7/365 accessible to shareholders around the world and goes far beyond text by offering both audio and video communications.

AGORACOM (http://www.Agoracom.com) is North America’s only small-cap community built to serve the needs of serious small-cap and micro-cap investors. No rumours, profanity, stock bashing or hyping.  Our traffic ranking is above the top 0.5% of all websites around the world.

About Crosshair

Crosshair is a dominant player in the exploration and development of uranium and gold in the US and Canada.   Its flagship Project, Bootheel, is located in uranium mining friendly Wyoming and with its in-situ mining potential; Bootheel is designed for near term production.  The CMB Uranium/Vanadium Project is located in Labrador, Canada and has four currently defined resources – C Zone, Area 1, Armstrong and Two Time Zone.  The Crosshair team is comprised of knowledgeable and experienced professionals with both exploration and mining backgrounds.

For more information on Crosshair and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE CROSSHAIR BOARD
"Mark J. Morabito"
CEO

T: 604-681-8030
F: 604-681-8039
E: investor@crosshairexploration.com
www.crosshairexploration.com

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

Investor Relations
CXX@agoracom.com
http://agoracom.com/ir/Crosshair
AGORACOM Investor Relations